

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-Mail

Leland P. Smith
Executive Vice President, Chief Administrative Officer and
  Secretary
Guitar Center, Inc.
5795 Lindero Canyon Road
Westlake Village, California 91362

> **Re: Guitar Center Holdings, Inc.**
> **Guitar Center, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 30, 2011**
> **File Nos. 333-175270 and -01 to -07**

Dear Mr. Smith:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering the Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. We note that Guitar Center, Inc. is registering an additional $39.782 million of 11.50% Senior Notes which may be issued at the option of Guitar Center Holdings, Inc. The amount and type of each security to be exchanged should be determined before effectiveness occurs. Please revise the disclosure or advise. See Item 501(b)(2) of Regulation S-K.

3. While we note your disclosure that the "exchange offers will remain open for at least 20 full business days," we also note that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm, and revise the disclosure to state, that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectuses disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4. We note your statement on page 21 and elsewhere that you "are the largest musical instrument retailer in the united States by revenue," as well as your statement on page 55 that your "Music & Arts business is the largest retailer of musical products to students and beginner musicians." Please provide us with supplemental materials supporting these statements.

5. In the forepart of the registration statement, please provide the complete mailing address and telephone number of your principal executive offices. See Item 3 of Form S-4 and Item 503(b) of Regulation S-K.

6. Please disclose any material interest, direct or indirect, of your affiliates in the exchange offers, or confirm your belief that there are none to disclose. See Item 19(a)(4) of Form S-4.

7. In appropriate places, please include the disclosure required by Items 407(a) and 404(b) of Regulation S-K.

Exchange Offers, page 25

Withdrawal of Tenders, page 29

8. We note your disclosure that "[a]ny old notes which have been tendered but which are not accepted for exchange will be returned to the holder … as promptly as practicable after withdrawal, rejection of tender or termination of the exchange offers." Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Conditions to the Exchange Offers, page 29

9. We note that you may determine in your "sole reasonable discretion" whether certain offer conditions have occurred or are satisfied. Please revise here and elsewhere as applicable to include an objective standard for the determination of whether a condition has been satisfied.

Capitalization, page 34

10. Please revise the subtotal for "Total Capitalization" to exclude your cash and cash equivalents, as these are not considered part of your capital. Additionally, please ensure that this subtotal is mathematically correct for each of Guitar Center and Holdings.

Selected Historical Consolidated Financial Information, page 35

11. We note that you have provided Selected Historical Consolidated Financial Information for Holdings but not for Guitar Center. Since the amounts of certain measures required to be disclosed under Item 301 of Regulation S-K differ for Holdings and Guitar Center, for each measure that differs, you should disclose the amount of the measure for each of Holdings and Guitar Center. For example, see the amounts disclosed for net income/loss, total assets, and total long-term debt, and revise.

12. We note your discussion of EBITDA and Adjusted EBITDA in footnote (4) to this table and have the following comments:

   • Note 5 to your historical financial statements indicates that your chief operating decision maker uses EBITDA and Adjusted EBITDA to evaluate segment performance. The measure of Adjusted EBITDA disclosed in Note 5 appears identical to the similarly titled measure disclosed here. Consistent with Item 10(e)(1)(i)(D) of Regulation S-K, if management uses this measure to evaluate segment performance, you should disclose that.

- Your current disclosures imply that EBITDA and Adjusted EBITDA also are being presented as liquidity measures. In this regard, we note your statement that these measures provide additional information with respect to your ability to meet your future debt service, capital expenditures and working capital requirements. We also note your statement that Adjusted EBITDA is used in calculating financial ratios in several of your material debt covenants. If these measures also are being presented as liquidity measures, please revise to reconcile these measures to the most appropriate GAAP liquidity measure, which may be cash flows from operating activities, disclose the subtotals for the three major categories of the statement of cash flows, and explain to us how these non-GAAP measures comply with Item 10(e)(1)(ii)(A) of Regulation S-K. If you are relying on the exception in Question 102.09 of our Compliance and Disclosure Interpretations of Non-GAAP Financial Measures, available on our website at www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, please revise to provide the disclosures indicated in the response to that question. Alternatively, if you are presenting these non-GAAP measures solely as performance measures, please revise your disclosures to clarify this matter.

13. We note that your reconciliation of Adjusted EBITDA to net income characterizes some of your adjustments as non-recurring charges. We further note that included in this category are various debt and financing costs. Please explain to us why you believe it is appropriate to characterize these charges as non-recurring.

14. Please tell us how you considered providing a more detailed reconciliation showing and quantifying the components of non-cash charges, non-recurring charges, and other adjustments. If you believe that your current disclosures are adequate, please explain your reasoning to us and provide us with a detailed schedule quantifying the components of these items to assist us in understanding your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

Overview, page 38

15. Please reconcile the discussion of your organizational structure with the list of subsidiaries in Exhibits 21.1 and 21.2. For example, revise the disclosure to explain whether the subsidiaries are related to your reportable business segments and, if so, how.

Results of Operations, page 40

16. Please revise your discussion of results of operations to provide more insight to your investors on the causes of increases or decreases in the components of net income. Please include the following:

- When you identify more than one reason for an increase or decrease in the components of net income, to the extent possible, please quantify the effect of each different reason.

- When you identify intermediate causes of changes in revenues, such as an increase or decrease in same store sales, please provide your readers with insight into the underlying drivers of those changes.

- To the extent that the financial statements disclose material increases in net sales or revenues, provide a narrative discussion of the extent to which such increases are attributable to each of increases in prices, increases in the volume or amount of goods sold, or the introduction of new products or services.

17. We note your discussion of changes in comparable store sales from period to period. Please define how you calculate comparable store sales as some companies may calculate this measure differently.

Liquidity and Capital Resources, page 46

18. Item 303(a)(1) and (2) of Regulation S-K states that you should discuss known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given recent economic trends and conditions in the retail environment, please expand your disclosure to address the current and potential future impact of these trends and conditions on your liquidity and capital resources, giving particular consideration to the fact that one of your primary sources of cash is cash flows generated from operating activities.

Contractual obligations and commercial commitments, page 50

19. You disclose on page F-37 that your lease agreements generally require you to pay normal repairs and maintenance, property taxes, and insurance. Please include a note under your contractual obligations table to specify that the operating lease obligations figure does not include insurance, taxes, and other maintenance costs to which the company is obligated. Provide a context for the reader to understand the impact of these items on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Business, page 54

Our competitive strengths, page 55

20. If you choose to highlight your strengths, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

Legal Proceedings, page 62

21. Please disclose the relief sought by the plaintiffs in the class action suit. See Item 103 of Regulation S-K.

Management, page 63

22. Please revise your disclosure to ensure that you describe the business experience of your executive officers and directors for the past five years, or clarify your current disclosure by adding dates or the duration of employment. For example, it appears that the disclosure relating to Messrs. Bagan, Mills and Stemberg is incomplete, and it is unclear what positions Messrs. Hitch, Levin, Klessel and Valdmanis have held during the last five years. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 65

Compensation Discussion and Analysis, page 65

Compensation strategy, page 65

23. We note your disclosure that non-financial and individual performance factors are considered in determining compensation levels. Please describe in greater detail how individual roles and other performance measures factor into the compensation amounts you disclose for each named executive officer. Identify the specific contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. You should provide insight into how qualitative inputs are translated into objective pay determinations. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Components of compensation, page 66

Annual Bonuses, page 66

24. You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn their annual bonus. For example, for annual bonuses you have not disclosed the targets for EBITDA or free cash flow. Please disclose the specific performance targets used to determine annual bonuses, as well as where performance fell with respect to the targets.

<u>Long-Term Equity-Based Compensation, page 67</u>

25. We note your disclosure that the "vesting of tranche 3 awards is also dependent on achievement of performance- and market-based vesting conditions, requiring specified levels of investment return to be realized by the majority of common stockholders." If known, disclose the "specified levels of investment return" that are required to be realized in order for vesting of tranche 3 awards to occur.

<u>Employment and Severance Agreements, page 72</u>

26. Please define the term "cause" with respect to each of Mr. Trojan's and Mr. Albertson's employment agreements.

<u>Certain Relationships and Related Party Transactions, page 77</u>

27. It appears that you have provided the information required by Item 404(a) for the last fiscal year. Please also provide this information for the two fiscal years preceding your last fiscal year. Refer to Instruction 1 to Item 404 of Regulation S-K.

<u>Consolidated Financial Statements, page F-1</u>

<u>Consolidated Balance Sheet, page F-3</u>

28. We note that you are presenting the interim balance sheet as of March 31, 2011 on the same page as the audited balance sheets as of December 31, 2009 and December 31, 2010. We note that you have marked the interim column as unaudited. However, there are other amounts for the interim period that are presented on the face of the balance sheet such as the allowance for doubtful accounts, accumulated depreciation and accumulated amortization that are not clearly marked as unaudited. Please revise to clarify.

<u>Note 1. Nature of Business and Significant Accounting Policies, page F-14</u>

29. Please tell us and disclose your accounting policy for shipping and handling costs. In doing so, disclose both the line item in which you include amounts charged to your customers for shipping and handling and the line item in which you include your costs for shipping and handling. If you currently do not include these costs in cost of sales, please disclose the amount of your costs for shipping and handling for each period presented. See ASC 605-45-45-20 and 605-45-50-2.

Unaudited Interim Financial Information, page F-14

30. Please revise to include a statement, if true, that all adjustments are of a normal recurring nature. Otherwise, please furnish information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Rule 3-03(d) of Regulation S-X.

Merchandise Inventories, page F-15

31. We note that you value inventories, including used merchandise and vintage guitars, using the weighted average cost method. Please explain to us in reasonable detail how you concluded that the weighted average cost method was appropriate for used merchandise and vintage guitars. In your response, please describe the extent of the differences in quality and cost of the used merchandise and vintage guitars that you acquire, and explain how you considered whether specific identification would be a more appropriate methodology for these types of inventories.

Merchandise Advances/Gift Cards, page F-17

32. We note that you recognize estimated gift card breakage income as the remaining gift card values are redeemed. Please describe in more detail your policy for recognizing gift card breakage. For example, please clarify if you recognize estimated breakage after a stated period of time, on a straight-line basis over the breakage period or proportionally over the period of performance. Please also provide us with evidence that demonstrates that the demand for future performance with respect to the estimated breakage recognized is remote and that the estimate is based on a large population of homogeneous transactions. In doing so, please tell us when you began selling gift cards and quantify the amount of breakage recognized for each period presented.

33. Please also tell us how you concluded that recording gift card breakage as a reduction of cost of goods sold was the most appropriate classification.

Rent Expense, page F-18

34. Please revise to clarify how you have classified rent expense on the face of your statements of operations. In this regard, we assume that the line item titled Cost of Goods Sold, Buying and Occupancy contains the rent expense related to retail stores and distribution centers. However, given the description of the various leased properties on page 61, we assume that a certain portion of your rent expense may be classified within Selling, General and Administrative Expenses. This matter is unclear from your current disclosures. Since the classification of rent expense varies among retailers, we believe it is useful to provide this information to your investors to assist them in comparing you to other retailers.

Note 2. Goodwill and Intangible Assets, page F-22

35. You indicate here and in your critical accounting policy for goodwill on page 52 that you evaluate goodwill for impairment by comparing the estimated fair value of each segment that has goodwill to its carrying value. Please revise your disclosures to clarify, if true, that you compare the estimated fair value of each reporting unit that has goodwill to its carrying value. Refer to ASC 350-20-35-1. Also explain to us how your reporting units, operating segments, and reportable segments differ. In this regard, your disclosures in Note 2 to your historical financial statements indicate that www.guitarcenter.com is a separate reporting unit, and we note that this business was moved from your Direct Response reportable segment to your Guitar Center reportable segment as part of the segment reorganization that occurred in the first quarter of 2011, indicating that your reporting units, operating segments, and reportable segments are not the same.

36. With reference to ASC 350-20-35-28, please tell us and disclose the date of your annual goodwill impairment test. If this date differs significantly from your fiscal year end, please confirm to us that you considered whether any events or changes in circumstances had occurred between the annual test date and your fiscal year end that would more likely than not reduce the fair value of a reporting unit below its carrying value, and if so, that you reassessed your goodwill for impairment.

37. We note that you recorded a material goodwill impairment for the Guitar Center segment in 2009. Please revise your disclosures to explain in reasonable detail the facts and circumstances that led to this impairment to provide your investors with context for assessing the likelihood of similar impairments in the future. Refer to ASC 350-20-50-2(a).

38. You indicate on page F-24 that in 2008 you recorded an impairment of intangible assets of $227.4 million related to trademarks. However, your analysis of results of operations under the heading "Selling, General and Administrative Expenses" at the bottom of page 44 and top of page 45 indicates that in 2008 you impaired your customer relationship intangible asset. Please revise to consistently disclose which intangible asset was impaired in 2008. Additionally, please revise your description of the facts and circumstances that led to this impairment to better explain how and the extent to which management's expectations about future operating results changed to provide your investors with better context for assessing the likelihood of similar impairments in the future. Refer to ASC 350-30-50-3(a).

Note 4. Long-Term Debt, page 28

39. We note that you are subject to potential limitations on the ability of some of your
subsidiaries to declare and pay dividends. Please explain to us how you considered the
guidance in Rule 4.08(e) of Regulation S-X and the need to provide Schedule I as
discussed in Rule 5.04(c) of Regulation S-X. Please provide a separate analysis for each
of Guitar Center and Holdings.

Note 5. Segment Information, page F-33

40. We note that you have only presented segmental data for Holdings' segments and have
not presented any segmental data for Guitar Center. Based on the separate financial
statements of Holdings and Guitar Center, it appears that total assets are different for
these two entities. Therefore, at a minimum, you should present the segmental measure
of assets and its reconciliation to total assets for Guitar Center.

41. Your disclosure in the last paragraph on page F-33 states that your chief operating
decision makers (CODM) evaluate segment performance primarily based on net sales,
EBITDA, and Adjusted EBITDA. We have the following comments:

- Since it appears from your disclosure that both EBITDA and Adjusted EBITDA are
segmental measures of profit or loss reviewed by your CODM, please tell us why
your tabular presentation of segmental data on pages F-34 and F-35 does not present
EBITDA. If the only segmental measure of profit or loss reviewed by your CODM is
Adjusted EBITDA, please revise the last paragraph on page F-33 to clarify this
matter. Refer to ASC 280-10-50-22, 50-27, and 50-28.

- Since it appears that your segmental measures of profit or loss are EBITDA and
Adjusted EBITDA, please explain to us why your tabular presentation of segmental
data on pages F-34 and F-35 shows that depreciation and amortization expense is
allocated to each of your reportable segments with the majority allocated to your
Guitar Center segment. We assume that identifying your segmental measures of
profit or loss as EBITDA and Adjusted EBITDA means that management allocates all
interest, taxes, depreciation and amortization to the corporate segment when assessing
segment performance and deciding how to allocate resources. If you have disclosed
depreciation and amortization for each reportable segment in reliance on ASC 280-
10-50-22 because this information is regularly provided to your CODM despite the
fact that it is excluded from your segmental measure of profit or loss, please revise
your disclosures to explain this apparent inconsistency.

- Since it appears that your segmental measures of profit or loss are EBITDA and Adjusted EBITDA, please explain to us why it appears that the measure of each segment's assets that is used by the CODM when assessing segment performance and deciding how to allocate resources contains the depreciable and amortizable assets. With reference to ASC 280-10-50-29(e), please also revise your disclosures to clarify this matter.

Note 12. Legal, page F-49

42. We note your disclosure at the top of page F-50 concerning matters other than the class action lawsuit described on page F-49. We also note your statement that you believe the final outcome of these matters will not have a material adverse effect on your business, financial condition, and results of operations. It is unclear to us whether this statement is intended to convey that the amount or range of any additional losses that are reasonably possible are not material to your financial statements. In this regard, we note that your current disclosures do not specifically address any reasonably possible additional losses. Consistent with ASC 450-20-50-2 and 50-4(b), please tell us and disclose an aggregate estimated amount or range of reasonably possible losses or additional losses, or explain to us in reasonable detail why such an estimate cannot be made. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect.

Item 21. Exhibits and Financial Statement Schedules, page II-4

43. Please file as material agreements the Consulting Agreement and agreement with MACBEN LLC, or tell us why you are not required to do so. See item 601(b)(10) of Regulation S-K.

Exhibit 5.1

44. Please delete the reference to "the rules and regulations of the Commission" in the penultimate paragraph on page 3, as it is overly broad.

Exhibit 5.2

45. Please file the opinion of McGuireWoods LLP in a timely manner so that we may have sufficient time to review it before you request effectiveness of your registration statement.

Exhibits 10.1 and 10.3

46. We note that Exhibit 10.1, the term credit agreement dated October 9, 2007, and Exhibit 10.3, the ABL credit agreement dated October 9, 2007, were not filed in their entirety. Please refile these complete exhibits, including all of the schedules and exhibits in your next amendment. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Exhibit 12.1 Ratio of Earnings to Fixed Charges

47. We note that you have described the items included in your earnings and fixed charges. We have the following comments:

- We note your disclosure concerning the amortization of deferred financing fees within Note 4 to your historical financial statements. Please tell us why your definition of fixed charges does not include amortized premiums, discounts and capitalized expenses related to indebtedness. See the definition of fixed charges in Instruction 1(A) to Item 503 of Regulation S-K. If the amortization of these deferred financing fees is included within interest expense, and therefore included in your fixed charges, please revise to clarify this matter.

- Your financial statements indicate that you had a noncontrolling interest in 2008 and prior periods. Please tell us why your definition of earnings does not subtract the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. See the definition of earnings in Instruction 1(C) to Item 503 of Regulation S-K.

48. You currently disclose the ratios of earnings to fixed charges but do not disclose the details of the underlying calculations resulting in those ratios. Please refer to Instruction 3 to Item 503 of Regulation S-K, and revise.

49. Please tell us how you complied with the guidance in Instruction 2(D) to Item 503 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have any questions regarding the financial statements and related matters. You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Lilyanna Peyser, Staff Attorney, at (202) 551-3222, or me, at (202) 551-3720, with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

James Allegretto
Senior Assistant Chief Accountant

cc: Dennis M. Myers, Esq.
    Kirkland & Ellis LLP